UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2001

TROOPER TECHNOLOGIES INC.
(Translation of registrant's name into English)

Suite 1020 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

News Release

Listed CDNX: TPP

Announcement of a Proposed Private Placement.

July 23, 2001 VANCOUVER, B.C. - The Board of Directors of the Company is pleased to announce that the Company has, subject to certain closing conditions, arranged for a private placement of up to 1,000,000 units (each a "Unit") at a price of $1.60 per share. Each Unit will be comprised of one common share and one a non-transferable share purchase warrant, with each warrant entitling the holder to purchase an additional common share of the Company at a purchase price of $1.80 per common share for a period of two years from the date of the issuance of the warrant. The sale of securities is being undertaken on a private placement basis without registration of the securities.

The Company proposes to pay finder's fees in cash equal to up to 8% of the proceeds upon completion of the Private Placement. Completion by the Company the Private Placement and payment of the finder's fee are subject to compliance with all applicable securities laws and receipt of all necessary regulatory approvals.

About Trooper Technologies

Trooper Technologies Inc. is an international company focused on developing its high technology business interests in Poland. Trooper's principal asset, Stream Communications Ltd., provides analog and digital broadband network services in Poland, which includes cable, video on demand, Internet and telephony on a fiber optic network. Trooper also owns PolVoice.com.Ltd., which provides business-to-business Internet telephony and data transmission services in Poland, and International Eco-Waste Systems S.A., which provides Poland with state of the art environmental services.

Established in 1995, Trooper Technologies is headquartered in Vancouver with offices in Warsaw and Krakow and is publicly traded on the Canadian Venture Exchange under the symbol TPP and on the Frankfurt Stock Exchange under the symbol TPJ.

ON BEHALF OF THE BOARD

/s/ Stan Lis

_______________________________
Stan Lis, President and CEO

THE NEWS RELEASE HAS BEEN PREPARED BY THE MANAGEMENT OF THE COMPANY WHO TAKES FULL RESPONSIBILITY FOR ITS CONTENTS.  THE VANCOUVER STOCK EXCHANGE NEITHER APPROVES NOR DISAPPROVES OF THE CONTENTS OF THIS NEWS RELEASE.  THIS NEWS RELEASE MAY INCLUDE FORWARD- LOOKING STATEMENTS WITH IN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PRODUCTS, EXPANDING AND DIVERSIFYING THE COMPANY'S CUSTOMER BASE AND SALES CHANNELS, THE COMPANY'S ANALYSIS OF VARIOUS OPPORTUNITIES AND CERTAIN OTHER MATTERS.  THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOUR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACTOF1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER  MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.  THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF ANY SECURTIES OF THE COMPANY IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR OF ANY SUCH JURISDICTION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TROOPER TECHNOLOGIES INC.

By: /s/ Casey Forward
Casey Forward, Chief Financial Officer

Date: September 5, 2001